1021 West Hastings Street, 9th Floor
Vancouver, BC, Canada

V6E 0C3

Austin Gold Appointment of Director and Corporate Update

September 20, 2024

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) announces the appointment of Sandra R. MacKay to the Board of Directors.

Sandra brings over 30 years of corporate commercial legal experience to the Company. She has acted as a board member and been an advisor on governance and legal matters to the boards of several public companies. Sandra is Global Vice President, Legal for Copperleaf Technologies Inc., a global supplier of AI-empowered asset investment planning software; Copperleaf was recently acquired in an acquisition valued at $1 billion.

Previously, Sandra was Senior Vice President, Legal of Uranerz Energy Corporation, a leading integrated producer of uranium in the United States, and Vice President, Legal of Chemetics Inc., an international engineering technology company. She held senior legal counsel positions with QLT Inc., a dual-listed biotechnology company, and Chevron Canada Limited. Sandra has a wealth of legal experience including securities law, employment law, and intellectual property law matters. She holds a Juris Doctor from the University of British Columbia and is a member of the Law Society of British Columbia.

"We are pleased to welcome Sandra as a member of the Board of the Company. She brings over three decades of legal and governance expertise to this role and her tremendous knowledge and business acumen will make her a valuable addition to the Board," stated Joe Ovsenek, Chair of the Board.

Corporate Update - Marketing Agreement

The Company has recently entered into a Marketing Agreement with i2i Marketing Group, LLC ("i2i"), a Florida-based company, for the purpose of providing various marketing services to the Company. i2i will create an advertising campaign and utilize their physical marketing program strategy with the aim of increasing investor awareness through various online platforms and methods of engagement, including the direct mailing of advertising materials to potentially interested parties. The contract is on a month-to-month basis, and fees for the services will vary, up to $750,000, according to the program(s) being employed. The Company will not issue any securities to i2i as compensation for its marketing services. As of the date hereof, to the Company's knowledge, i2i (including its directors and officers) does not own any securities of the Company and is arm's length with the Company.

Austin has terminated the previous marketing agreement with Savvy Social Management Corp.

About Austin Gold Corp.

Austin is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin has two projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County and the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County. Collectively, these Nevada properties comprise approximately 78.9 km2 of unpatented lode mining claims and private property.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Lone Mountain Project, the Stockade Mountain Project, and the Kelly Creek Project, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.